October 14, 2016

VIA EDGAR

Melissa Raminpour

Branch Chief

Office of Transportation and Leisure

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Navios Maritime Midstream Partners L.P.
Form 20-F for the Year Ended December 31, 2015 Filed March 8, 2016 File No. 001-36738

Dear Ms. Raminpour:

On behalf of Navios Maritime Midstream Partners L.P., a partnership formed in the Republic of the Marshall Islands (the “Company”), this letter sets forth the Company’s response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated October 5, 2016 (the “Staff Letter”), regarding the Annual Report on Form 20-F (the “Annual Report”), filed by the Company with the Commission on March 8, 2016. For the convenience of the Staff, each comment from the Staff Letter corresponds to the numbered paragraph in the Staff Letter and is restated in italics prior to the response to such comment.

Form 20-F for the Year Ended December 31, 2015

Consolidated and Combined Statements of Operations, page F-5

1.	We note that you present one consolidated net income amount on the statements of operations. In light of the fact that you are a limited partnership, please revise to clearly present the aggregate amount of net income (loss) allocated to the general partners and the aggregate amount allocated to the limited partners. See guidance in Staff Accounting Bulletin Topic 4.F.

Response:

The Company respectfully advises the Staff that the presentation of the allocation of net income/(loss) allocated to the general partners and the aggregate amount allocated to the limited partners is disclosed on the consolidated and combined statements of changes in partners’ capital and owner’s net investment included in the Form 20-F for the year ended December 31, 2015. In response to the Staff’s comment, the Company will include in its future fillings the presentation of such allocation on the consolidated and combined statements of operations.

Melissa Raminpour, Branch Chief, October 14, 2016

Note 1. Description of Business, page F-8

2.	We note your disclosure that in June 2015 you exercised your option to acquire the shares of the vessel-owning subsidiaries of the Nave Celeste and the C. Dream from Navios Acquisition in return for cash of $73 million and 1,592,920 subordinated Series A units. Please tell us and revise to disclose how you calculated or determined the value of the Series A units, including the nature of all significant assumptions used in your calculation. Also, please revise the notes to the financial statements to disclose the pertinent rights and terms of these units.

Response:

The Company advises the Staff that it has disclosed how it determined the value of the Series A units, including the assumptions used, in Note 5 of the Company’s Form 6-K for the six month period ended June 30, 2015 and in Note 5 of the Company’s Form 6-K for the nine month period ended September 30, 2015, both incorporated by reference on the Company’s Form F-3 filed with the SEC on December 18, 2015 (No. 333-208623).

In response to the Staff’s comment, the Company will include in future fillings the following disclosure:

“In June 2015, Navios Midstream exercised its option to acquire the shares of the vessel-owning subsidiaries of the Nave Celeste and the C. Dream from Navios Acquisition for an aggregate purchase price of $100,000. The aggregate purchase price consisted of the issuance 1,592,920 of Series A Units, issued to Navios Acquisition, and $73,000 cash consideration.

The purchase price of the Nave Celeste consisted of 884,956 Series A Units issued to Navios Acquisition, valued at $15,062 and cash of $42,000. The purchase price of the C. Dream consisted of 707,964 Series A units issued to Navios Acquisition, and cash of $31,000. The number of Series A Units issued was calculated based on a price of $16.95 per unit, which was the volume weighted average trading price of the common units for the twenty business days immediately prior to the date of the acquisition. For accounting purposes, the Series A Units were valued based on the closing price of the common units on the day of the transaction, which was $17.02 per common unit. The additional capitalized costs for each of the Nave Celeste and C. Dream amounted to $125. The working capital acquired for the Nave Celeste and the C. Dream was $587 and $(1,586), respectively.”

With respect to the pertinent rights and terms of the subordinated Series A Units, the Company respectfully advises the Staff that it currently discloses in Note 13 of its Form 20-F for the year ended December 31, 2015 that upon the expiration of their subordination period, in June 2018, the Series A Units will automatically convert into common units, and will revise its current disclosure in Note 1 in future fillings to read as follows (new disclosure is underlined):

“In June 2015, Navios Midstream exercised its option to acquire the shares of the vessel-owning subsidiaries of the Nave Celeste and the C. Dream from Navios Acquisition for an aggregate purchase price of $100,000. The aggregate purchase price consisted of 1,592,920 Series A Units, issued to Navios Acquisition, and $73,000 cash consideration. The rights and terms of the Series A Units are substantially similar to those of the currently outstanding subordinated units in terms of rights such as voting and distributions; provided, however, the Series A Units are senior in preference in liquidation to the subordinated units and unlike the subordinated units that convert at the end of the subordination period (as such period is discussed herein and determined pursuant to the partnership agreement), all of the outstanding Series A Units will automatically convert into common units on a one-for-one basis on the earlier of (i) June 18, 2018, or (ii) the Liquidation Date, as defined in the partnership agreement.”

Melissa Raminpour, Branch Chief, October 14, 2016

Note 6. Intangible Assets, page F-18

3.	We note from the Form 8-K furnished June 25, 2015, that the two vessels acquired from Navios Acquisition were acquired with ongoing charters. We also note from your disclosure in Note 6 that it does not appear that any favorable lease terms associated with these vessels were recorded as an intangible asset at the time of acquisition. Please explain to us how you accounted for the acquisition of these two vessels, including how you identified the existence of any favorable or unfavorable lease terms.

Response:

The Company advises the Staff that it has disclosed how it accounted for the acquisition of these two vessels in Note 5 of the Company’s Form 6-K for the six month period ended June 30, 2015 and in Note 5 of the Company’s Form 6-K for the nine month period ended September 30, 2015, both incorporated by reference on the Company’s Form F-3 filed with the SEC on December 18, 2015 (No. 333-208623).

In response to the Staff’s comment, the Company will include in future fillings, as applicable, the following disclosure:

“For each of the Nave Celeste and the C. Dream purchased from Navios Acquisition, the acquisition of such vessel was effected through the acquisition of all of the capital stock of the vessel-owning companies, which held the ownership and other contractual rights and obligations related to each of the acquired vessels, including the vessel and a charter-out contract. Management accounted for each acquisition as an asset acquisition under ASC 805. At the transaction date, the purchase price approximated the fair value of the assets acquired, which was determined based on a combination of methodologies including discounted cash flow analyses and independent valuation analyses.”

The Company supplementally advises the Staff that the purchase price of the ongoing charters approximated their fair value at the acquisition date, as determined on a combination of methodologies including discounted cash flow analyses and independent valuation analyses.

*        *        *

Melissa Raminpour, Branch Chief, October 14, 2016

We appreciate the Staff’s comments and request the Staff contact the undersigned at (212) 908-3946 or Todd.Mason@ThompsonHine.com with any questions or comments regarding this letter.

Very truly yours,

/s/ TODD E. MASON

Todd E. Mason

of Thompson Hine LLP

Exhibit A

SECRETARY’S CERTIFICATE

October 14, 2016

I, Vasiliki Papaefthymiou, duly appointed secretary of Navios Maritime Midstream Partners L.P. (the “Company”), pursuant to the Staff’s request in its letter, dated October 5, 2016, acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the undersigned has made and signed this Certificate on the date set forth above.

/s/ VASILIKI PAPAEFTHYMIOU

Vasiliki Papaefthymiou